Tel Aviv, February 5, 2015

Via Edgar
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Syneron Medical Ltd.
Form 20-F
Filed March 19, 2014
File No. 1-34559

Dear Mr. James:

We enclose a response to Comment 3 raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter, dated December 19, 2014, with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).  This response supplements the responses contained in our letter dated January 30, 2015.

For your convenience, the comment of the Staff have been restated below in their entirety in bold, with the response to the comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above-referenced Form 20-F.

Note 1. General

b. Business Combinations and Other Acquisitions/Disposals during 2013, 2012 and 2011

1. Syneron Beauty Ltd, page F-15

1.
Please provide us with your analysis of the accounting for the contribution of your Syneron Beauty subsidiary and related home-use businesses to Iluminage Beauty in exchange for 100% of the common shares of that entity. Your response should include your complete analysis of the transaction beginning with your consideration of whether or not Iluminage Beauty is a VIE and whether or not you are the primary beneficiary. Your response should also explain your analysis in determining your election to recognize the investment at fair value at each reporting date with changes in the fair value recognized in earnings under other expenses (income), net.

In response to the Staff's comment, we respectfully advise the Staff that our analysis relating to Iluminage Beauty Ltd. ("Iluminage Beauty") is based on the guidance provided in ASC 810 and ASC 825-10.

Relevant Facts

Iluminage Beauty, an Israeli company that develops, manufactures and distributes advanced at-home beauty care products for a variety of purposes such as hair removal, skincare, and teeth whitening, was formed on December 9, 2013 by a joint venture between Syneron and Unilever Ventures ("UV"), the venture capital and private equity arm of Unilever. Pursuant to the joint venture agreement, Syneron sold and transferred its Syneron Beauty Ltd. subsidiary and related home-use businesses to Iluminage Beauty. At the same time, UV purchased $25 million worth of shares in Iluminage Beauty in consideration for a cash payment in installments of $25 million under the terms of a promissory note that UV issued to Iluminage Beauty, and sold and transferred its luxury beauty subsidiary, Iluminage Inc., to the joint venture. As a result of the joint venture, Unilever Ventures holds 51% of the shares of Iluminage Beauty (representing 100% of Iluminage Beauty preferred shares, which provide voting rights based on an as-converted to ordinary shares basis, as well as a non-participating liquidation preference and certain anti-dilution price protection), and Syneron retains the remaining 49% (representing 100% of Iluminage Beauty ordinary shares).

Under the terms of the agreements among UV, Syneron and Iluminage Beauty, UV had the right to put $5 million worth of shares back to Iluminage Beauty by December 31, 2014, in exchange for cancellation of the promissory note in respect of the final $5 million installment (the “put option”). Were UV to exercise its put option, Syneron would have the right to buy the shares put back to Iluminage Beauty by UV, for the same price at which they were originally issued to UV, or have a third party buy those shares at the same or higher price.  For a period equal to the lesser of five years from December 9, 2013 or 30 months from the date Unilever exercises its right to appoint a majority of the members of the Board of Iluminage Beauty, neither party may sell their shares without the consent of the other. This period may be extended under certain circumstances for an additional period of up to a year and a half.

Upon formation of the joint venture, the Board of Directors consisted of up to seven members, with each of Syneron and UV having the power to appoint three directors (and one independent director appointed by mutual consent). In addition, UV was afforded the right to appoint two additional directors for a period of five years from closing in the event that it did not exercise its put option by December 31, 2014. For the Board to conduct business, a quorum including at least one director appointed by each of Syneron and UV is required ("Board Quorum Requirement"). Decisions of the Board are made by a majority vote, including the appointment and termination of a general manager, and various operating and capital decisions, including approval of Iluminage Beauty's budget.  However, certain decisions of the Board require at least one director appointed by each of Syneron and UV to approve, including: (i) determination of and amendment to signature rights, (ii) approval of any loan provided by Iluminage Beauty, (iii) creation of a security interest in any asset of Iluminage Beauty, and (iv) any transaction in excess of one million dollars ("Board Special Majority Provisions").

Decisions of shareholders are made by majority vote. However, certain actions require unanimous consent, including the following (subject to various exceptions): (i) amending or otherwise modifying Iluminage Beauty's articles of association or other corporate documents, (ii) increasing Iluminage Beauty’s authorized share capital, (iii) issuing additional shares in most cases, (iv) effecting M&A transactions, (v) the liquidation, dissolution or winding-up of Iluminage Beauty, (vi) reorganization of Iluminage Beauty, (vii) purchasing another company, (viii) declaring or paying dividends or other distributions to shareholders of cash, shares, or other assets, (ix) creating a security interest in all or substantially all of Iluminage Beauty's property, (x) selling intellectual property, (xi) approving an IPO, (xii) approving an interested party transaction, (xiii) approval of auditors, (xiv) changing the primary purpose of Iluminage Beauty to something materially different than operating a business focused on home use personal care devices and related products, and (xv) the cessation of all or a substantial part of the business of Iluminage Beauty or any subsidiary ("Shareholder Veto Rights").

In the case of a shareholders deadlock, there is an escalation mechanism whereby officials from both sides attempt to resolve the matter in good faith; if not resolved, either party may then make an offer to purchase the other's interest in Iluminage Beauty.

Upon formation of the joint venture, Syneron was granted a warrant by Iluminage Beauty to purchase non-voting ordinary shares constituting up to 10% of Iluminage Beauty's share capital at a purchase price of $10 per share. The warrant will become exercisable upon the sale of Iluminage Beauty or its liquidation or dissolution ("Liquidation Event") under certain conditions. The warrant shall not be exercisable if the net proceeds of the Liquidation Event are less than $150 million, shall be exercisable for the maximum number of such shares if net proceeds are equal to or greater than $250 million, and shall be exercisable for a sliding scale of such shares for net proceeds of between $150 million and $250 million.

Analysis of VIE Business Exception

In evaluating whether or not consolidation of Iluminage Beauty was required, we considered whether or not the investment in Iluminage Beauty was exempt from the guidance in ASC 810, Consolidation (“ASC 810”) based on the scope exceptions provided under ASC 810-10-15-12.

We determined that the investment in Iluminage Beauty did not meet any of the scope exceptions listed in ASC 810-10-15-12. As a result, we considered whether the investment in Iluminage Beauty was exempt from the guidance in ASC 810 based on the scope exceptions provided under ASC 810-10-15-17, which provides that the Variable Interest Entities Subsections in ASC 810 do not apply in any of the following circumstances:

1.	Not-for-profit organizations,
2.	Separate accounts of life insurance companies,
3.	Lack of information, and
4.	Certain legal entities deemed to be a business.

The first three exceptions noted above are not applicable in these circumstances, and we analyzed the fourth exception as follows:

Iluminage Beauty, a distinct legal entity, has the necessary characteristics of a business under ASC 805, such as long-lived assets, intellectual property and employees. In addition, it has necessary business processes such as R&D, and various strategic, management and operational processes, and it generates revenues.

Concluding that it is a business, we next analyzed whether Iluminage Beauty qualifies for the variable interest model scope exception under ASC 810-10-15-17, according to which an enterprise is not required to apply the provisions of the variable interest model to a legal entity that is deemed to be a “business” unless any of the following conditions exist:

1.
The enterprise, its related parties or both participated significantly in the design or redesign of the legal entity, suggesting that the enterprise may have had the opportunity and the incentive to establish arrangements that result in it being the variable interest holder with power. Joint ventures and franchisees are exempt from this condition. That is, assuming the other conditions below do not exist, an enterprise that participated significantly in the design or redesign of a joint venture or franchisee is not required to apply the provisions of the variable interest model.

We believe Iluminage Beauty is a joint venture. As mentioned in the "Relevant Facts" section above, the structure of Iluminage Beauty (and in particular the Shareholder Veto Rights and the Board Special Majority Provisions) ensures that material decisions and activities of Iluminage Beauty must be agreed upon by mutual consent of Syneron and UV. As the Board of Directors consisted initially of up to seven members, with each of Syneron and UV having the power to appoint three directors (and one independent director appointed by mutual consent), we believe that the fundamental criteria for an entity to be considered a joint venture, namely (1) joint control over all key decisions with (2) such control through the owners’ equity interest, have been met.

2.	The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the enterprise and its related parties.

Iluminage Beauty operates independently, with its own management and Board of Directors. In addition, there is little to no overlap in the products sold by Syneron and Iluminage Beauty, and there is little or no coordination regarding R&D, marketing, sales, and manufacturing. Furthermore, Syneron employees are not actively involved in managing the operations of Iluminage Beauty and Iluminage Beauty employees do not receive compensation tied to the ordinary shares or operating results of Syneron. Accordingly we concluded that Iluminage Beauty activities will not be conducted on behalf of Syneron.

3.
The enterprise and its related parties provide more than half of the total equity, subordinated debt and other forms of subordinated financial support to the legal entity based on an analysis of fair values of the interests in the legal entity.

Based on the fair value of Syneron's interest in Iluminage Beauty ($24.7 million), it has provided less than half of Iluminage Beauty's subordinated financial support on a fair value basis.

4.	The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financing or single-lessee leasing arrangements.

The above criterion is not relevant to our situation.

Conclusion:

Based on the abovementioned factors, we concluded that Iluminage Beauty qualifies for VIE business scope exception under ASC 810-10-15-17 and should not be consolidated based on VIE criteria.

Moreover, notwithstanding our conclusion that Iluminage Beauty meets the VIE business scope exception, we further considered whether Iluminage Beauty would be considered a VIE in the absence of this exception.

ASC 810-10-15-14 provides the following evaluation criteria for determining whether an entity is a VIE:

•
Lack of sufficient equity at risk - An entity is a VIE if the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support.  In other words, the equity investment at risk must be large enough to absorb the potential downside variability of the entity’s activities in order to be sufficient. We considered the following relevant facts:

a.	Iluminage Beauty is free from debt.

b.	The equity at risk in Iluminage Beauty is more than 75% of the total assets.

c.
Iluminage Beauty's business plan demonstrates that its equity is expected to support its activities and expected losses without additional subordinated financial support. We also considered the expected cash flow that was used in our fair value assessment of Iluminage Beauty (with the assistance of a third party appraiser) in order to support Iluminage Beauty's business plan, expected losses and returns.

Based on the above we concluded that Iluminage Beauty has sufficient equity to conduct its activities without additional finance.

•	Lack of a controlling financial interest - An entity is a VIE if, as a group, the equity investors lack any one of the following characteristics of control:

a.	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

All the power to direct each of the activities that most significantly impact Iluminage Beauty's economic performance derive from the equity investment at risk.

b.	The obligation to absorb expected losses, or the rights to receive expected residual returns.

Both Syneron and UV, through their respective shareholdings in Iluminage Beauty, share the obligation to absorb the expected losses and the right to receive the expected residual returns.

Based on the above, equity holders at risk, as a group, have the characteristics of a controlling financial interest.

•
The legal entity is structured with non-substantive voting rights (i.e., anti-abuse clause) - We have considered whether Iluminage Beauty was established with non-substantive voting rights, which would be the case if the following conditions were met:

a.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their right to receive the expected residual returns or both, and

b.
Substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, including its related parties and certain de facto agents.

With regard to Iluminage Beauty, and subject to certain exceptions, each party, through their respective shareholdings, absorbs the losses or receives expected residual returns based on its relative equity interest. The Shareholder Veto Rights and Board Special Majority Provisions ensure that Iluminage Beauty's activities will not be conducted in favor of certain investor but rather for the mutual benefit of all of the holders.

Based on the analysis above, we concluded that Iluminage Beauty is not a VIE.

Analysis of Primary Beneficiary

Although we believe Iluminage Beauty is not a VIE, we also assessed who is the primary beneficiary and concluded, based on the guidance in ASC 810-10-25-38 through 25-38G, that Syneron is not the primary beneficiary of the VIE.

Our conclusion is based on the fact that an enterprise has a controlling financial interest in a VIE and must consolidate if it has both power and benefits, that is, (1) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance (power) and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits).

Material decisions/actions of Iluminage Beauty will be based on mutual consent or by majority voting rights. Syneron does not possess majority rights (either in the Board of Directors or in the general meeting of shareholders). Accordingly, Syneron does not have sole control of Iluminage Beauty's operating decisions.  In addition, Syneron’s equity interests in Iluminage Beauty is less than a majority (49%); therefore, subject to certain exceptions, Syneron would absorb less than a majority of the potentially significant gains or losses of Iluminage Beauty.

As part of our analysis regarding the power criteria for purposes of the VIE model, we considered, the related-party definition which includes “de facto agency” relationships. A de facto agency relationship does not exist if both parties have an agreement that they cannot sell, transfer and encumber their interests in an entity without the prior approval of the other party, and the rights are based on mutually agreed-upon terms entered into by willing, independent parties. Based on this definition of "de facto agency", Syneron and UV would not be considered related parties under the terms of the joint venture agreement.

Analysis of Voting Model

According to our analysis, Iluminage Beauty is not a VIE and we are not the primary beneficiary. Therefore, according to ASC 810 we should consider the voting interest entity provisions to determine whether consolidation is required.

As a general rule, ownership by one enterprise, directly or indirectly, of more than 50% of the outstanding voting shares of another entity is a condition pointing toward consolidation unless the minority shareholders hold substantive participating rights or certain other conditions exist. In our analysis we have considered both quantitative and qualitative factors, as follows:

a)	Quantitative factors:

According to ASC 810-10-25-1, consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply. As mentioned above, the usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner (discussed under the qualitative section).

According to the joint venture agreement, Syneron holds 49% and UV hold 51% of Iluminage Beauty's issued and outstanding capital stock and voting rights. Therefore we concluded that we are not required to consolidate based on this criteria.

b)	Qualitative factors:

ASC 810-10-15-10 states that a reporting entity shall apply consolidation guidance for entities that are not in the scope of the VIE to all majority-owned subsidiaries (all entities in which a parent has a controlling financial interest shall be consolidated). However, there are exceptions to this general rule. In some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to a non-controlling shareholder (hereafter referred to as non-controlling rights). These non-controlling rights may have a little or no impact on the ability of a shareholder with a majority voting interest to control the investee's operation or assets; alternatively, those rights may be so restrictive as to call into question whether control rests with the majority owner.

The composition of the Board, together with the Shareholder Veto Rights and Board Special Majority Provisions, require that significant decisions with regard to Iluminage Beauty be made by mutual consent. This means that each side, including Syneron (which holds a minority voting interest), has substantive participating rights in Iluminage Beauty's ongoing activities and economic performance.

Overall conclusion

In summary, Syneron’s investment in Iluminage Beauty did not meet the VIE model, and Syneron has no control under the voting interest model for consolidation purposes. Therefore, Syneron is properly accounting for the investment under the equity method.

Analysis of Fair Value Determination

Given that consolidation is not required, our election to recognize the investment at fair value was based on the following analysis:

Certain investments that would otherwise be required to be accounted for under the equity method may qualify for the application of the Fair Value Option Subsections of ASC 825-10. ASC 825-10-15-3 allows entities to elect to measure certain financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the ―fair value option). Investments accounted for under the equity method are eligible for the fair value option. The election is made on an instrument-by-instrument basis and is irrevocable. (ASC 825-10-25-2) If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument shall be reported in earnings (ASC 825-10-35-4).

We considered the accounting treatment of the investment in Iluminage Beauty under both the fair value method and the equity method and concluded that the fair value measurement of investment is more relevant to financial statement users than would be the equity method.  This is because fair value reflects the current fair value of the investment rather than the price of a prior transaction (as would be the case with the equity method, which is based on cost measures).

If you have any questions or concerns, please contact Perry Wildes of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co at +972-3-607-4520 or via email at perry@gkh-law.com.

Very truly yours, /s/ Hugo Goldman Hugo Goldman Chief Financial Officer

cc:    Gene Kleinhendler, Adv.
         Perry Wildes, Adv.